Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

*****

This document is being filed pursuant to Rule 425 under the Securities Act of
1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

****

     The Company has filed a proxy statement-prospectus and other relevant documents concerning the proposed merger of the Heinz businesses with the Securities and Exchange Commission ("SEC" or the "Commission"). YOU ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED BUSINESS COMBINATION. You can obtain the proxy statement-prospectus and the other documents filed with the SEC free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain the proxy statement-prospectus and the other documents filed by the Company with the Commission by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382.

     The Company and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the Company’s stockholders. A list of the names of those directors and executive officers and descriptions of their interests in the Company is contained in the Company’s proxy statement-prospectus filed with the Commission. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed merger with the Heinz businesses by reading the proxy statement-prospectus.

     This Presentation contains forward-looking statements conveying management’s expectations as to the future based on plans, estimates and projections at the time the Company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about the pending merger of the Heinz businesses and future financial operating results.

     Factors relating to the pending merger of the Heinz businesses that could cause actual results to differ materially from those described herein include, among others: the inability to obtain stockholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the failure to satisfy all of the other conditions of the transaction, including obtaining the necessary financing on reasonable terms or at all; the success of the business integration in a timely and cost-effective manner; unknown liabilities; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

     In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include, among others: general economic and business conditions; weather conditions; energy costs and availability; crop yields;

competition, including pricing and promotional spending levels by competitors; raw material costs and availability; high leverage; the loss of significant customers or a substantial reduction in orders from these customers; market acceptance of new products; successful integration of acquired businesses; successful implementation of the Company’s capability improvement program; consolidation of processing plants; changes in business strategy or development plans; availability, terms and deployment of capital; ability to increase prices; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends, including changes in buying and inventory practices by customers; production capacity constraints and other factors.

     These factors are described in more detail in the Company’s filings with the Commission, including its annual report on Form 10-K for the fiscal year ended June 30, 2001. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake to update any of these statements in light of new information or future events.

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Presentation of Del Monte Foods Company at the September 26, 2002
Deutsche Bank Securities Global High Yield Conference

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2

Del Monte Foods Company

Deutsche Bank Securities
Global High Yield Conference

September 26, 2002

Forward-looking Statement Disclaimer

During the course of our discussion today, we will make statements that constitute projections, expectations, beliefs or similar forward-looking statements. We would like to caution you that the Company's actual results could differ materially from the results anticipated or projected in these forward-looking statements. Additional detailed information concerning important factors that could cause Del Monte's actual future results to differ materially from the information we will give you today is included in our public filings, which are available on the SEC's EDGAR database.

2

Management Representatives

Rick Wolford, Chairman & Chief Executive Officer

- *35 years in the food industry, 5 years at Del Monte*

Dave Meyers, Chief Financial Officer

- *29 years in the food industry, 13 years at Del Monte*

Tom Gibbons, Senior Vice President & Treasurer

- *33 years in the food industry, 29 Years at Del Monte*

3

Del Monte Overview

Product and Channel Mix
Net Sales: $1.3Bn[1]

Product Mix

Fruit
42%
Vegetables
33%
Tomatoes(2)
25%

Channel Mix

Net Sales
($ in millions)
1,000
800
600
400
200
0
62%
55%
9%
20%
10%
5%
7%
6%
12%
13%
Grocery
CMM
Foodservice
Int'l(3)
Other(4)
Fiscal 1996
Fiscal 2002
6 Year CAGR
CMM 25.1%
Grocery 2.5%

[1] Fiscal 2002
[2] Includes Beans and Specialty
[3] Includes U.S. Exports and South America
[4] Includes CMM #10, Military, Private Label, Government, Sundry

5

Branded Leader

Favorable Share and Price Premium Trends

Category Share (unit volume)	52 Weeks Ended 6/30/97	52 Weeks Ended 6/30/02[(1)]	Difference
Fruit:			
Del Monte	**40.5%**	**43.2%**	**+2.7**
Libby's	11.2%	4.0%	(7.2)
Private Label	42.1%	40.2%	(1.9)
Price Premium vs. Private Label	*7.2%*	*17.0%*	
Vegetables:			
Del Monte	**20.3%**	**22.8%**	**+2.5**
Green Giant	15.1%	11.7%	(3.4)
Private Label	42.9%	45.1%	+2.2
Price Premium vs. Private Label	*40.1%*	*42.0%*	
Solid Tomatoes:			
Del Monte	**9.6%**	**21.3%**	**+11.7**
Hunt's	11.2%	11.9%	+0.7
Private Label	28.6%	31.5%	+2.9
Price Premium vs. Private Label	*53.0%*	*51.6%*	

(1) Markets shares are pro forma for a full year of *S&W*
Source: ACNielsen SCANTRACK, 52 week data

6

Strong Retailer Relationships

Preferred Supplier

- #1 share with category leadership
- Category manager
- Technology leader
- Supply chain efficiencies

Del Monte wins as retailers consolidate

7

Strong Retailer Relationships

Mutually Beneficial Relationship with Leading Retailers

Top 5 Retailers	Del Monte Market Share			Category Manager
	Fruit	Vegetables	Solid Tomatoes	
WAL★MART	#1	#1	#1	✓
Kroger	#1	#1	#1	✓
Albertsons	#1	#1	#1	✓
	#1	#1	#1	✓
Ahold USA, Inc.	#1	#1	#1	✓

Del Monte wins as retailers consolidate

Del Monte Quality

8

New Product Innovation

Introduce New Products And Packaging

2000

- *Orchard Select* apricots
- *Fruit To-Go*
- Mandarin orange cups
- *Zesty* diced tomato line
- Family-size vegetables

2001

Del Monte
Fruit
TO-GO

- *Tropical Select* (glass)
- *Fruit To-Go* extensions
- Family-sized vegetables expansion
- Pull-top expansion in buffet vegetables

2002

SunFresh

- *SunFresh* mandarin (glass)
- *Fruit To-Go* extensions
- *Fruit & Gel To-Go*
- *Fresh Cut* green beans & potatoes
- *Savory Sensations* vegetables
- *Petite* diced tomatoes
- *S&W* club pack

9

Growth and Profitability Strategy

- Grow strategic Core Business
- Grow top line through innovation
- Focus on costs and cash flow generation
- Upgrade capabilities through structure and systems changes
- Focused acquisitions

11

Grow Strategic Core Business

60% of Sales with 5% Historical Growth

- **Product and packaging innovation**
- **Consumption focused category leadership**
- **High-growth channels**
- **International markets**

Contadina
Fresh Cut
Del Monte
Lite Fruit Cup

Del Monte

12

Grow Top Line Through Innovation

Del Monte
ORCHARD SELECT

- Innovation is a central element of the long-range strategy
- Innovation is key to maintaining consumer interest in our categories
- Innovation is key to maintaining customer respect and shelf space

New
Del Monte
Fruit
TO-GO

Category leaders bring innovation to their categories

13

Focus on Costs

Contain Growth in Costs

- Full utilization of plant capacity
- Streamline operating costs
- Capture cost savings targets
- Selective Cap Ex spending

14

Capability Improvement Program

Structure and Systems Changes

- Upgrade the organization's analytical skills
- Leverage the experience of Accenture
- Total cost of $36 million
- Substantial forecasting and planning benefits

15

Focused Acquisitions

Successful Track Record of Disciplined Acquisitions

	Contadina	Del Monte SunFresh	S&W
Branded Businesses	✓	✓	✓
Channel Expansion	✓	✓	✓
Category Expansion	✓	✓	✓
Packaging Innovation/Expansion		✓	
Operating Infrastructure Synergies	✓	✓	✓

16

Del Monte
KETCHUP
S&W
RED WINE
VINEGAR
MESQUITE
Contadina
BREAD CRUMBS
SunFresh
Fresh Cut
CUT GREEN BEANS
MANDARIN ORANGE SEGMENTS
Natural Style
PETIT POIS
Contadina
ITALIAN PASTE
WHOLE KERNEL CORN
Vintage
SunFresh
Mandarin Oranges
PIZZA Squeeze
IDNEY BEANS
Fruit
TO-GO
FRUIT CUP
Contadina
DICED TOMATOES
Tomato & Basil
ORCHARD SELECT
Sliced Cling Peaches
New!
Fruit & Gel
TO-GO

Del Monte Fiscal 2002 Results

Core Business Results On Track

- 2.4% revenue growth in line with guidance and plan
- MAPE (operating earnings) of $179.9 million on plan
- Inventory reduction on plan
- Exceeded free cash flow and debt reduction targets

Exceeded EPS expectations by 7%

19

Del Monte Fiscal 2002 Results

Summary of Earnings[1]

($ in Millions)

	Fiscal Year Ending June 30, 2001	Fiscal Year Ending June 30, 2002	% Growth[3]
Net Sales	$1,291.4	$1,322.4	2.4%
Gross Profit	284.4	291.5	2.5%
% Margin	*22.0%*	*22.0*	
MAPE[2]	181.4	179.9	(0.8)%
% Margin	*14.0%*	*13.6%*	
EBITDA	176.9	160.5	(9.3)%
% Margin	*13.7%*	*12.1%*	

(1) *Excludes one-time charges*
(2) *Margin After Product Expense*
(3) *FY02 over FY01*

20

Del Monte Fiscal 2002 Results

Cash Flow Summary

($ in Millions)

	Fisal Year Ended June 30				
	1998	1999	2000	2001	2002
EBITDA	$ 134.6	$ 167.8	$ 187.4	$ 176.9	$ 160.5
Cash Interest	(66.4)	(59.8)	(51.4)	(59.2)	(57.3)
Cash Taxes	2.1	(2.5)	(8.6)	3.2	(1.2)
Change in Working Capital	39.5	(1.0)	(125.5)	(28.8)	64.8
Other	9.0	0.7	3.2	2.3	5.1
Cash Flow from Operations	118.8	105.2	5.1	94.4	171.9
Capital Expenditures	(32.1)	(54.9)	(67.8)	(45.4)	(43.6)
Free Cash Flow[(1)]	$ 86.7	$ 50.3	$ (62.7)	$ 49.0	$ 128.3

(1) Excludes acquisitions and non-recurring charges.

21

Del Monte Fiscal 2002 Results

Debt Structure

($ in Millions)

	As of June 30, 2001	As of June 30, 2002	(Reduction)/ Increase
Working Capital Revolver	$ -	$ -	$ -
Term Loan	414.0	290.3	(123.7)
Senior Subordinated Notes	300.0	300.0	-
Other	0.3	0.2	(0.1)
Total Debt	714.3	590.5	(123.8)
Less: Cash	12.4	16.9	4.5
Net Debt	701.9	573.6	(128.3)

22

Del Monte Fiscal 2002 Results

Credit Statistics

	Fiscal Year Ending June 30,	
	1998	2002
Leverage Ratios:		
Senior Debt/EBITDA	3.2x	1.8x
Total Debt/EBITDA	5.2x	3.7x
Coverage Ratio:		
EBITDA/Total Interest	1.7x	2.8x

Improving Credit Statistics

23

9Lives
Pup-Peroni
Lean
StarKist
solid white
Pounce
College Inn
College Inn
Snausages
Fruit Gel
TO-GO

The New Del Monte

Transaction Overview

Del Monte is Transforming into a Center Store Powerhouse

- **Del Monte is merging with certain U.S. assets of Heinz**
- **Del Monte management will run the combined business; key Heinz managers will migrate to Del Monte to ensure smooth integration**
- **Heinz shareholders will own 74.5% of the new company, Del Monte shareholders will own 25.5%**
- **Expect to close transaction by year end**

Del Monte ($1.3Bn)
Vegetables 33%
Fruit 42%
Tomatoes 25%
Pro Forma New Del Monte ($3.1Bn)
Seafood 18%
Vegetables 14%
Tomatoes 11%
Fruit 17%
Soup and Infant Feeding 10%
Pet Snacks 7%
Pet Food 23%
Heinz Businesses ($1.8Bn)
Soup and Infant Feeding 17%
Seafood 31%
Pet Snacks 12%
Pet Food 39%

25

Strategic Rationale

Increased Focus on Underinvested Assets Provides Significant Opportunities

- Similar businesses -- marketplace execution, manufacturing and supply chain
- 75% of business is branded, two-thirds of sales from #1 brands
- Increased center store scale
- Multiple, attractive product categories
- Leverages an established and scalable North America infrastructure
- Strong capital structure/cash flow generation

26

Strong Portfolio of Leading Brands . . .

Two-thirds of Branded Sales with #1 Shares

Business	#1 Brand	Leading Brands
Tuna	StarKist	
Pet Snacks	Pup-Peroni, Pounce	Meaty Bone, Jerky Treats
Pet Food		Kibbles 'n Bits, 9Lives
Baby Food		Heinz Nature's Goodness
Vegetables	Del Monte	S&W
Fruit	Del Monte	S&W
Solid Tomatoes	Del Monte	Contadina, S&W

Del Monte

27

. . . in Attractive Categories . . .

Diversified Product Base Across Multiple Categories

- Large and stable dry grocery categories
- Important to retailers

Dollar Volume CAGR (1997-2001)
6.0%
4.0%
2.0%
0.0%
-2.0%
1.8%
3.8%
4.1%
-1.4%
1.9%
1.5%
Fruit, Vegetables & Tomatoes
Pet Foods
Pet Snacks
Tuna
Soup
Baby Food

Category Size ($Bn)	$4.3	$11.5	$1.2	$1.1	$3.8	$0.9

Source IRI, Pet Food category size from Pet Institute Study, BCC, Inc. and Pet Snack category from Heinz estimates

28

. . . Results in a Premier Mid Cap Food Co

$ in billions

Sales(1)
5.0
4.0
3.0
2.0
1.0
0.0
4.5
4.4
3.6
3.1
2.3
2.0
1.7
1.4
1.3
1.3
1.3
Dole
Hormel
Interstate Bakeries
New Del Monte
McCormick
Fresh Del Monte
Flowers Foods
Dreyers
Old Del Monte
Smuckers
Ralcorp

EBITDA Margin
25%
20%
15%
10%
5%
0%
12.4%
16.2%
9.7%
Del Monte Standalone
Del Monte Pro Forma
Peer Average(2)

(1) Estimates from Morgan Stanley and Wall Street equity research for CY02

(2) Median projected EBITDA margin, calendarized. Peers include: Dole, Hormel, Interstate Bakeries, McCormick, Fresh Del Monte, Smucker's, Flowers Foods, Ralcorp and Dreyer's

29

New Del Monte Strong Financial Foundation

- **Leading mid-cap food company with revenues of over $3.1Bn and EBITDA of approximately $500MM**
- **Significant annual free cash flow in excess of $200MM with which to execute strategy**
  - **Investment in growth initiatives**
  - **Significant and immediate debt reduction**
- **Improved capital structure**
- **Accretive to EPS in the first full year**

(1) *As of December 31, 2002 (at transaction close)*

30

The New Del Monte

Strong Portfolio of Leading Brands Across a Diverse Set of Attractive Categories

($ in millions)

New Del Monte(1)

FY02 Sales	$3,139
EBITDA	500

	Del Monte Brands	Seafood	Soup and Infant Feeding	Pet Products
FY02 Sales *% of Total*	$1,322 42%	$570 18%	$312 10%	$935 30%

Del Monte Brands

- 3 multi-billion dollar categories
- 7 million units per day
- In 8 out of 10 homes
- 98-100% on-shelf distribution
- Product and packaging innovation

Seafood

- $1.8 billion tuna category
- Highly concentrated
- *StarKist* has #1 market share
- Transforming the industry with The Pouch

Soup and Infant Feeding

- Private label opportunity to increase penetration of soup category
- #1 private label soup producer
- Infant Feeding category growth of 3.8%
- Heinz brand to be replaced over time
- Solid #2 to Gerber

Pet Products

- $12 billion category
- Category growth of >4%
- Significant Channel shift
- Leading brands with strong market share

(1) *Source: Del Monte Foods Company Form S-4, dated 8/28/02*

31

The New Del Monte

Strong Portfolio of Leading Brands Across a Diverse Set of Attractive Categories

($ in millions)

New Del Monte(1)

FY02 Sales	$3,139
EBITDA	500

Del Monte Brands

FY02 Sales	$1,322
% of Total	42%

- 3 multi-billion dollar categories
- 7 million units per day
- In 8 out of 10 homes
- 98-100% on-shelf distribution
- Product and packaging innovation

(1) Source: Del Monte Foods Company Form S-4, dated 8/28/02

32

The New Del Monte

Strong Portfolio of Leading Brands Across a Diverse Set of Attractive Categories

($ in millions)

New Del Monte[1]

FY02 Sales	$3,139
EBITDA	500

	Del Monte Brands	Seafood
FY02 Sales *% of Total*	$1,322 42%	$570 18%

Del Monte Brands

- 3 multi-billion dollar categories
- 7 million units per day
- In 8 out of 10 homes
- 98-100% on-shelf distribution
- Product and packaging innovation

Seafood

- $1.8 billion tuna category
- Highly concentrated
- *StarKist* has #1 market share
- Transforming the industry with The Pouch

(1) *Source: Del Monte Foods Company Form S-4, dated 8/28/02*

33

Seafood

Case Study: Tuna Pouch

- **Transforming a commodity-based category to value-added products**
- **Higher quality tuna packed in a "pouch" without water or oil**
- **Strong consumer response: 17% trial with 50% repeat**
- **Pouch steadily increasing presence**
  - **100% share with key retailers at 20-25%**
- **Continued innovation with new flavors and value-added features**

StarKist
tuna salad

StarKist
albacore

34

Inside the Store

Transforming the Category

October 20, 2000

Consumer shopping the category believed all canned tuna was alike

Today

Category growth can be rejuvenated

Enthusiasm from the trade and consumer indicates that category can be transformed

35

The New Del Monte

Strong Portfolio of Leading Brands Across a Diverse Set of Attractive Categories

($ in millions)

New Del Monte[1]	
FY02 Sales	$3,139
EBITDA	500

	Del Monte Brands	Seafood	Soup and Infant Feeding
FY02 Sales *% of Total*	$1,322 42%	$570 18%	$312 10%

Del Monte Brands

- 3 multi-billion dollar categories
- 7 million units per day
- In 8 out of 10 homes
- 98-100% on-shelf distribution
- Product and packaging innovation

Seafood

- $1.8 billion tuna category
- Highly concentrated
- *StarKist* has #1 market share
- Transforming the industry with The Pouch

Soup and Infant Feeding

- Private label opportunity to increase penetration of soup category
- #1 private label soup producer
- Infant Feeding category growth of 3.8%
- Heinz brand to be replaced over time
- Solid #2 to Gerber

(1) *Source: Del Monte Foods Company Form S-4, dated 8/28/02*

36

The New Del Monte

Strong Portfolio of Leading Brands Across a Diverse Set of Attractive Categories

($ in millions)

New Del Monte[(1)]

FY02 Sales	$3,139
EBITDA	500

	Del Monte Brands	Seafood	Soup and Infant Feeding	Pet Products
FY02 Sales *% of Total*	$1,322 42%	$570 18%	$312 10%	$935 30%

Del Monte Brands
- 3 multi-billion dollar categories
- 7 million units per day
- In 8 out of 10 homes
- 98-100% on-shelf distribution
- Product and packaging innovation

Seafood
- $1.8 billion tuna category
- Highly concentrated
- *StarKist* has #1 market share
- Transforming the industry with The Pouch

Soup and Infant Feeding
- Private label opportunity to increase penetration of soup category
- #1 private label soup producer
- Infant Feeding category growth of 3.8%
- Heinz brand to be replaced over time
- Solid #2 to Gerber

Pet Products
- $12 billion category
- Category growth of >4%
- Significant Channel shift
- Leading brands with strong market share

(1) *Source: Del Monte Foods Company Form S-4, dated 8/28/02*

37

The New Del Monte

Challenges and Strategy

Challenges		Strategy
Marketing/media spending has been inadequate	→	More than double media spending

38

Investment in Quality, Brands and Innovation

Planned Significant Increase in Marketing Spending and Product Improvements

- Increased media and consumer programs to drive awareness and trial

Media Spending ($ millions)	% Increase in Media Spending
Pet Food:	
Kibbles 'n Bits	+210%
9 Lives	+140%
Pet Snacks	+25%
StarKist	+80%
Total Media	+125%

Media spending increase from $25 to $55 million

39

The New Del Monte

Challenges and Strategy

Challenges	Strategy
Marketing/media spending has been inadequate	More than double media spending
Product quality has been diminished	Return to previous quality levels
Product innovation has been lacking	Launch new products and packaging
Product positioning in Pet Food has been inconsistent	Position brands based on palatability
Seafood product costs have been volatile	Continue supply chain optimization

40

The New Del Monte

Execution

- Execution has been key to Del Monte success
- Focus on fundamentals
- "Blocking and Tackling"

Proven Management Team with a focus on fundamentals

41

9Lives
Pup-Peroni
Lean
Pounce
StarKist
solid white
College Inn
College Inn
Snausages
Fruit Gel
TO-GO